Exhibit 99.3

Zenta Group Company Limited and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

Acquisition of ZentoAI Intelligent Technology Company Limited

On September 11, 2026, Zenta Group Company Limited (“ZTG” or the “Company”) completed the acquisition of the entire issued share capital of ZentoAI Intelligent Technology Company Limited (“ZentoAI”) (the “ZentoAI Acquisition”), pursuant to a share purchase agreement dated September 9, 2026 (the “SPA”) among the Company, ZentoAI and the shareholders of ZentoAI, including ZentoAI Company Limited.

ZentoAI is a limited liability company incorporated in Macau on November 22, 2022. ZentoAI is an artificial intelligence and big data technology company focused on artificial intelligence research and development, digital-intelligence platform development and enterprise-grade artificial intelligence applications. ZentoAI’s platforms include FinSMarket, an artificial intelligence-driven U.S. equity research and analysis platform, and Macwise, a smart-tourism and business-promotion platform for Macau. ZentoAI holds a 95% equity interest in Macwise Technology Limited (“Macwise Technology”), a company incorporated in Macau on August 28, 2023, and a 100% equity interest in Macwise (Jiangxi) Technology Limited (“Macwise Jiangxi”), a company incorporated in the People’s Republic of China (the “PRC”) on March 27, 2026. ZentoAI consolidates Macwise Technology and Macwise Jiangxi in its consolidated financial statements.

The consideration under the SPA comprised cash consideration of HKD10,000,000 (equivalent to $1,275,217) and the issuance of 12,278,340 restricted Class A ordinary shares of ZTG (the “Consideration Shares”). For purposes of determining the purchase consideration, the Consideration Shares are measured at their fair value on the acquisition date of $0.770 per share, or $9,454,322 in aggregate.

The ZentoAI Acquisition constitutes the acquisition of a significant business under Rule 3-05 of Regulation S-X, and the following financial statements of ZentoAI are included as Exhibits 99.1 and 99.2 to the Company’s Report on Form 6-K of which this unaudited pro forma condensed combined financial information forms a part:

●	Audited consolidated financial statements of ZentoAI as of and for the years ended September 30, 2025 and 2024; and
●	Unaudited condensed consolidated financial statements of ZentoAI as of March 31, 2026 and for the six months ended March 31, 2026 and 2025.

The financial statements of ZentoAI referred to above have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Pro Forma Condensed Combined Financial Information

The accompanying unaudited pro forma condensed combined financial information is based on the historical financial statements of the Company and ZentoAI, as adjusted to give effect to the ZentoAI Acquisition. Further details about the ZentoAI Acquisition, along with the key assumptions and estimates underlying the pro forma adjustments, are described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the ZentoAI Acquisition as if it had been consummated on March 31, 2026, and has been prepared using, and should be read in conjunction with, the following:

● ZTG’s unaudited condensed consolidated balance sheet as of March 31, 2026 and the related notes, included as Exhibit 99.2 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2026; and

● ZentoAI’s unaudited condensed consolidated balance sheet as of March 31, 2026, and the related notes, included in the financial statements of ZentoAI referred to above.

The unaudited pro forma condensed combined statement of operations for the six months ended March 31, 2026 gives effect to the ZentoAI Acquisition as if it had been consummated on October 1, 2024, the beginning of the earliest period presented, and has been prepared using, and should be read in conjunction with, the following:

● ZTG’s unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended March 31, 2026, and the related notes, included as Exhibit 99.2 to the Company’s Report on Form 6-K furnished to the SEC on August 14, 2026; and

● ZentoAI’s unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended March 31, 2026, and the related notes, included in the financial statements of ZentoAI referred to above.

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2025 gives effect to the ZentoAI Acquisition as if it had been consummated on October 1, 2024, and has been prepared using, and should be read in conjunction with, the following:

● ZTG’s audited consolidated statement of operations and comprehensive income for the year ended September 30, 2025, and the related notes, included in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed with the SEC on January 20, 2026; and

● ZentoAI’s audited consolidated statement of operations and comprehensive loss for the year ended September 30, 2025, and the related notes, included in the financial statements of ZentoAI referred to above.

The accompanying unaudited pro forma adjustments are based on available information and assumptions that management believes are reasonable, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information prepared in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial information does not purport to represent the actual financial position or results of operations that the Company and ZentoAI would have achieved had the companies been combined during the periods presented herein.

The Company has prepared the following unaudited pro forma condensed combined financial information pursuant to the requirements of Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. The unaudited pro forma condensed combined financial information reflects only Transaction Accounting Adjustments, which depict the accounting for the ZentoAI Acquisition required by U.S. GAAP. The Company has elected not to present Management’s Adjustments. The unaudited pro forma condensed combined financial information is not intended to project the future results of operations that the combined company may achieve after the ZentoAI Acquisition and does not reflect any adjustments for post-closing integration costs, or any potential cost savings or revenue enhancement synergies that may be realized as a result of the ZentoAI Acquisition.

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Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2026

(Expressed in U.S. dollars, except for number of shares)

	ZTG	ZentoAI	Transaction Accounting		Pro Forma
	Historical	Historical	Adjustments	Note	Combined
	USD	USD	USD		USD
ASSETS:
Current assets:
Cash	159,299	94,650	-		253,949
Receivables from customers, net	577,849	-	-		577,849
Prepaid expenses, current	1,217,217	37	-		1,217,254
Deposits, current	-	58	-		58
Deposits-a related party, current, net	1,018,510	-	-		1,018,510
Total current assets	2,972,875	94,745	-		3,067,620

Operating lease right-of-use (“ROU”) assets	37,050	-	-		37,050
Deferred tax assets, net	798	-	-		798
Office equipment, net	1,287	417	-		1,704
Intangible assets, net	1,353,243	-	9,602,238	(A)	10,955,481
Goodwill	-	-	2,430,335	(B)	2,430,335
Prepaid expenses, non-current	2,919,598	-	-		2,919,598
Deposits, non-current, net	12,731	302,395	-		315,126
Deposits-a related party, non-current, net	-	665,269	-		665,269
Total assets	7,297,582	1,062,826	12,032,573		20,392,981

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Amounts due to related parties, current	140,375	100,412	-		240,787
Operating lease liabilities, current	39,425	-	-		39,425
Accrued expenses and other liabilities	182,291	93,246	45,649	(C)	321,186
Other payable	-	-	1,275,217	(D)	1,275,217
Income tax payable	45,053	-	-		45,053
Total current liabilities	407,144	193,658	1,320,866		1,921,668

Amount due to a related party, non-current	-	1,020,850	-		1,020,850
Deferred tax liabilities	-	-	1,152,269	(E)	1,152,269
Total liabilities	407,144	1,214,508	2,473,135		4,094,787

Commitments and contingencies

Shareholders’ equity
ZentoAI ordinary shares (no par value, no authorized shares and 2 shares issued and outstanding as of March 31, 2026)	-	12,399	(12,399)	(F)	-
Class A ordinary shares (US$0.001 par value, 1,000,000,000 shares authorized as of March 31, 2026, 5,441,159 shares issued and outstanding as of March 31, 2026, historical; 17,719,499 shares issued and outstanding, pro forma)	5,441	-	12,278	(G)	17,719
Class B ordinary shares (US$0.001 par value, 20,000,000 shares authorized as of March 31, 2026, 6,367,680 shares issued and outstanding as of March 31, 2026)	6,368	-	-		6,368
Subscription receivable	-	(12,399)	12,399	(F)	-
Additional paid-in capital	5,587,547	-	9,436,044	(G)	15,023,591

Retained earnings	1,324,058	(151,433)	151,433	(F)	1,284,409
			(39,649)	(C)

Accumulated other comprehensive (loss) income	(32,976)	668	(668)	(F)	(32,976)
Total Zenta Group Company Limited shareholders’ equity	6,890,438	(150,765)	9,559,438		16,299,111
Non-controlling interest	-	(917)	-		(917)
Total shareholders’ equity	6,890,438	(151,682)	9,559,438		16,298,194

Total liabilities and shareholders’ equity	7,297,582	1,062,826	12,032,573		20,392,981

See accompanying notes to the unaudited pro forma condensed combined financial information.

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Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended March 31, 2026

(Expressed in U.S. dollars, except for number of shares and per share data)

			Transaction
	ZTG	ZentoAI	Accounting		Pro Forma
	Historical	Historical	Adjustments	Note	Combined
	USD	USD	USD		USD
Revenues
Fintech services fees - algorithm and big data	1,146,452	-	-		1,146,452
Interest income and others	1,296	-	-		1,296
Total revenues	1,147,748	-	-		1,147,748

Expenses
(Reversal of) allowance for expected credit loss	(996)	16,699	-		15,703
Amortization of intangible assets	245,365	-	240,056	(a)	485,421
Commissions	154,407	-	-		154,407
Communications and technology	-	8,335	-		8,335
Compensation and benefits	114,089	7,784	-		121,873
Compensation and benefits-related parties	148,849	623	-		149,472
Depreciation	737	76	-		813
Exchange gain	(34,040)	-	-		(34,040)
Interest expenses-a related party	2,435	-	-		2,435
IT maintenance fees	87,461	-	-		87,461
Occupancy costs	37,015	39	-		37,054
Professional fees	1,045,985	8,245	-		1,054,230
Travel and business development	7,885	-	-		7,885
Other administrative expenses	11,695	49	-		11,744
Total expenses	1,820,887	41,850	240,056		2,102,793

Loss before income taxes	(673,139)	(41,850)	(240,056)		(955,045)
Provision for income taxes	(104,801)	-	28,807	(c)	(75,994)
Net loss	(777,940)	(41,850)	(211,249)		(1,031,039)

Net loss attributable to:
Shareholders of the Company	(777,940)	(41,452)	(211,249)		(1,030,641)
Non-controlling interest	-	(398)	-		(398)
	(777,940)	(41,850)	(211,249)		(1,031,039)

Net loss per ordinary share
Basic and diluted	(0.07)			(4)	(0.04)

Weighted average number of ordinary shares outstanding
Basic and diluted	11,800,185		12,278,340	(4)	24,078,525

See accompanying notes to the unaudited pro forma condensed combined financial information.

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Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended September 30, 2025

(Expressed in U.S. dollars, except for number of shares and per share data)

			Transaction
	ZTG	ZentoAI	Accounting		Pro Forma
	Historical	Historical	Adjustments	Note	Combined
	USD	USD	USD		USD
Revenues
Administrative services fees-a related party	50,446	-	-		50,446
Fintech services fees - algorithm and big data	3,025,275	-	-		3,025,275
Fintech services fees - blockchain	23,177	-	-		23,177
Project research fees	64,148	-	-		64,148
Interest income and others	386	1	-		387
Total revenues	3,163,432	1	-		3,163,433

Expenses
(Reversal of) allowance for expected credit loss	(14,335)	36,763	-		22,428
Amortization of intangible assets	402,527	-	480,112	(a)	882,639
Commissions	408,268	-	-		408,268
Communications and technology	-	20,165	-		20,165
Compensation and benefits	101,002	11,209	-		112,211
Compensation and benefits-related parties	184,065	-	-		184,065
Depreciation	1,471	114	-		1,585
Exchange loss	57,269	-	-		57,269
Interest expenses-a related party	558	-	-		558
IT maintenance fees	184,746	-	-		184,746
Occupancy costs	76,420	-	-		76,420
Professional fees	375,052	-	39,649	(b)	414,701
Professional fees-a related party	23,817	-	-		23,817
Travel and business development	33,405	-	-		33,405
Other administrative expenses	38,698	5,281	-		43,979
Total expenses	1,872,963	73,532	519,761		2,466,256

Income (loss) before income taxes	1,290,469	(73,531)	(519,761)		697,177
Provision for income taxes	(289,134)	-	57,614	(c)	(231,520)
Net income (loss)	1,001,335	(73,531)	(462,147)		465,657

Net income (loss) attributable to:
Shareholders of the Company	1,001,335	(72,724)	(462,147)		466,464
Non-controlling interest	-	(807)	-		(807)
	1,001,335	(73,531)	(462,147)		465,657

Net income per ordinary share
Basic and diluted	0.10			(4)	0.02

Weighted average number of ordinary shares outstanding
Basic and diluted	10,124,830		12,278,340	(4)	22,403,170

See accompanying notes to the unaudited pro forma condensed combined financial information.

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Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Company accounted for the ZentoAI Acquisition using the acquisition method of accounting under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the fair value of the identifiable net assets acquired recorded as goodwill.

Acquisition-related transaction costs incurred by the Company were expensed as incurred in the periods in which the related services were received.

Note 2. Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, ZentoAI’s identifiable assets acquired, liabilities assumed and non-controlling interest are recorded at their acquisition-date fair values and added to those of the Company. Management determined these fair values and, in doing so, considered in part a valuation report dated September 16, 2026 issued by Valtech Valuation Advisory Limited, an independent valuation firm.

The following table summarizes the components of the purchase consideration and the purchase price allocation used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The allocation combines the acquisition-date fair values of the purchase consideration and the intangible asset acquired with the carrying amounts, which approximate fair value, of ZentoAI’s other assets and liabilities as of March 31, 2026, the date of the unaudited pro forma condensed combined balance sheet. Goodwill as of the acquisition date therefore differs from the amount presented below to the extent that ZentoAI’s net assets changed between March 31, 2026 and the acquisition date.

USD
Consideration
Fair value of 12,278,340 restricted Class A ordinary shares issued (1)	9,454,322
Cash consideration (2)	1,275,217
Total purchase consideration	10,729,539

Allocation of purchase consideration:
Office equipment	417
Intangible assets (3)	9,602,238
Goodwill	2,430,335
Prepaid expenses	37
Deposits	967,722
Cash	94,650
Amounts due to related parties	(1,121,262)
Accrued expenses and other liabilities	(93,246)
Deferred tax liabilities	(1,152,269)
Non-controlling interest	917
10,729,539

(1) Represents the fair value of the 12,278,340 Consideration Shares on the acquisition date, measured at the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on September 10, 2026, the last trading day preceding the acquisition date, of $0.770 per share.

(2) Represents cash consideration of HKD10,000,000, translated into U.S. dollars at the rate of HKD7.8418 to $1.00.

(3) The identifiable intangible asset acquired is a contract-based intangible asset, being the rights of ZentoAI and its subsidiaries under a business cooperation agreement (the “Business Cooperation Agreement”), pursuant to which they provide technical support, software licensing, operational solutions and related services to an operating company in the PRC in return for service fees. The Business Cooperation Agreement has an initial term of 10 years and is renewable at the sole election of ZentoAI and its subsidiaries. The estimated useful life of 20 years comprises the initial term and one renewal term, and the intangible asset is amortized on a straight-line basis over that period.

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	Fair Value	Estimated Useful Life
	USD
Intangible asset acquired
Business Cooperation Agreement	9,602,238	20 years

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are Transaction Accounting Adjustments that depict the accounting for the ZentoAI Acquisition required by U.S. GAAP. The adjustments to the unaudited pro forma condensed combined balance sheet assume that the ZentoAI Acquisition was consummated on March 31, 2026, and the adjustments to the unaudited pro forma condensed combined statements of operations assume that the ZentoAI Acquisition was consummated on October 1, 2024. The tax effects of the pro forma adjustments, if any, are calculated at the statutory tax rates in effect in the relevant jurisdictions during the periods presented.

Adjustments to the unaudited pro forma condensed combined balance sheet as of March 31, 2026

(A)	Reflects the recognition of the identifiable intangible asset acquired at its acquisition-date fair value of $9,602,238 (see Note 2).
(B)	Reflects goodwill of $2,430,335, representing the excess of the purchase consideration and the non-controlling interest over the fair value of the identifiable net assets acquired (see Note 2).
(C)	Reflects the accrual of estimated transaction costs of $45,649, consisting of legal and other professional fees incurred or expected to be incurred in connection with the ZentoAI Acquisition that are not reflected in the Company’s historical balance sheet, of which $39,649 is recognized as a reduction of retained earnings and $6,000, being costs directly attributable to the issuance of the Consideration Shares, is recognized as a reduction of additional paid-in capital.
(D)	Reflects the cash consideration of HKD10,000,000 (equivalent to $1,275,217) for the ZentoAI Acquisition, presented as other payable.
(E)	Reflects the deferred tax liability arising from the difference between the fair value and the tax basis of the intangible asset acquired, calculated at the Macau complementary tax rate of 12%.
(F)	Reflects the elimination of ZentoAI’s historical shareholders’ deficit of $150,765, comprising ordinary shares of $12,399, subscription receivable of $(12,399), accumulated deficit of $(151,433) and accumulated other comprehensive income of $668.
(G)	Reflects the issuance of the 12,278,340 Consideration Shares at their acquisition-date fair value of $0.770 per share, or $9,454,322 in aggregate, of which $12,278 is recognized as par value and $9,442,044 as additional paid-in capital, less share issuance costs of $6,000.

Adjustments to the unaudited pro forma condensed combined statements of operations

(a)	Reflects amortization of the intangible asset acquired on a straight-line basis over its estimated useful life of 20 years (see Note 2), as if the ZentoAI Acquisition had been consummated on October 1, 2024.
(b)	Reflects estimated transaction costs of $39,649, consisting of legal and other professional fees, that are not reflected in the historical statements of operations. These costs are reflected as if incurred on October 1, 2024, the date on which the ZentoAI Acquisition is assumed to have been consummated for purposes of the unaudited pro forma condensed combined statements of operations, and will not recur in the income of the Company beyond 12 months after the ZentoAI Acquisition.
(c)	Reflects the income tax effect of adjustment (a), calculated at the Macau complementary tax rate of 12%.

Note 4. Pro Forma Net (Loss) Income per Share

Pro forma basic and diluted net (loss) income per share is calculated by dividing the pro forma net (loss) income attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted to give effect to the issuance of the 12,278,340 Consideration Shares as if they had been outstanding since October 1, 2024. For the six months ended March 31, 2026 and the year ended September 30, 2025, the pro forma weighted average number of ordinary shares outstanding, basic and diluted, was 24,078,525 and 22,403,170, respectively, comprising the Company’s historical weighted average number of ordinary shares outstanding of 11,800,185 and 10,124,830, respectively, and the 12,278,340 Consideration Shares.

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